UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended: June 30, 2024

To The Stars Inc.

(Exact name of issuer as specified in its charter)

Delaware	82-0601064
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

315 S. Coast Hwy 101, Suite U38

Encinitas, California 92024

(Full mailing address of principal executive offices)

(760) 266-5313

(Issuer’s telephone number, including area code)

To The Stars Inc.

2

In this semi-annual report, the term “To The Stars,” “TTS,” or “the Company” or “us” or “we” refers to To The Stars Inc. and its consolidated subsidiary To The Stars Media Inc. (“TTSM”).

This report may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the company’s management. When used in this report, the words “estimate,” “project,” “believe,” “anticipate,” “intend,” “expect” and similar expressions are intended to identify forward-looking statements, which constitute forward looking statements. These statements reflect management’s current views with respect to future events and are subject to risks and uncertainties that could cause the company’s actual results to differ materially from those contained in the forward-looking statements. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. The company does not undertake any obligation to revise or update these forward-looking statements to reflect events or circumstances after such date or to reflect the occurrence of unanticipated events.

Item 1. Management’s discussion and analysis of financial condition and results of operations

The following discussion of our financial condition and results of operations for the six-month period ended June 30, 2024 (“Interim 2024”) and the six-month period ended June 30, 2023 (“Interim 2023”) should be read in conjunction with our unaudited consolidated financial statements and the related notes included in this semi-annual report. The consolidated financial statements included in this report are those of TTS and represent our entire operation. The financial statements included in this filing as of and for the six months ended June 30, 2024, are unaudited, and may not include year-end adjustments necessary to make those financial statements comparable to audited results, although in the opinion of management all adjustments necessary to make interim statements of operations not misleading have been included.

Except as disclosed herein, there has been no material change in the information disclosed in the notes to the consolidated financial statements included in the company’s Annual Report for the year ended December 31, 2023 filed with its Form 1-K. Operating results for Interim 2024 are not necessarily indicative of the results that can be expected for the year ending December 31, 2024.

Overview

The Company, together with its subsidiary, is a globally diversified media and entertainment company that was established as a public benefit corporation in 2017. We strive to be a revolutionary collaboration between academia, industry and pop culture to advance society’s imagination, curiosity and understanding of scientific phenomena and other mysteries of the universe. Our founders include a next-generation physicist, a career intelligence officer and an award-winning content creator and we specialize in creating, acquiring and commercializing entertainment intellectual property (“IP”) that is informed by the vast knowledge and experience of our own scientific advisory board.

3

The Company’s primary focus of business is through our subsidiary To The Stars Media Inc. TTSM creates, produces, and distributes original and licensed multi-media content across a variety of media platforms including music, books, movies and television. TTS also manufactures brand-related novelty merchandise, sold direct to consumers primarily through its own e-commerce channel. Existing products may be found at www.tothestars.media. The Company’s e-commerce platform includes a full assortment of the Company’s branded digital products and physical merchandise.

TTS measures performance of that business by profit, profit margin, sell-through rate, daily sales revenue, number of orders/customers, average order value, average value engagement ratios (number of people engaging in content or spending time on site), user conversion ratio, customer acquisition cost, customer satisfaction and retention, repeat purchases, email campaign indicators (e.g., open rate, click-through rate, user conversion), and customer engagement, including social media impressions, interaction, click-through, and time spent on site.

We recognize revenue related to the sales of products and services in an amount that reflects the consideration expected to be received in exchange for transferring goods or services to customers. Revenue is recognized when performance obligations are satisfied through the transfer of control of promised goods to our customers. Control transfers once a customer has the ability to direct the use of, and obtain substantially all of the benefits from, the product. This includes the transfer of legal title, physical possession, the risks and rewards of ownership, and customer acceptance.

The Company’s e-commerce platform includes a full assortment of the Company’s branded digital products and physical merchandise. For e-commerce sales, we recognize revenue at the time the merchandise is shipped from our facility. Customers typically receive goods within four days of shipment. Amounts related to shipping and handling that are billed to customers are reflected in revenues, and the related costs are reflected in cost of revenues. Revenues from the sale of electronic formats of music, books and other media related items are recognized when the consumer receives the product. Taxes collected from customers and remitted to governmental authorities are presented in the consolidated statements of operations on a net basis.

Cost of revenues consists of merchandise costs, shipping costs, consulting and content costs which do not meet the criteria for capitalization.

The Company’s operating expenses consist of general and administrative expenses, sales and marketing expenses, stock-based compensation expense and depreciation and amortization.

RESULTS OF OPERATIONS

Results for the Six Months Ended June 30, 2024 and June 30, 2023.

Revenues

The Company’s revenues increased 62% to $910,602 for the six months ended June 30, 2024 (“Interim 2024”) from $563,407 for the six months ended June 30, 2023 (“Interim 2023”). The 2024 increase in revenues was primarily attributable to the sale of the limited edition Blackout Tom DeLonge Fender Stratocaster guitars.

Cost of Revenues

The Company’s cost of revenues was $662,606 for Interim 2024 compared to $313,367 for Interim 2023, a 111% increase. The increase cost of revenues for Interim 2024 compared to Interim 2023 was primarily the result of costs for the limited edition Blackout Tom DeLonge Fender Stratocaster guitars, which was a lower margin product.

4

Gross Profit

For Interim 2024, the Company’s gross profit was $247,996 compared to $250,040 for Interim 2023. Accordingly, our gross margins decreased to 27% for Interim 2024 compared to 44% for Interim 2023. The primary reason for the decrease in margin was due to the sales of the limited edition Blackout Tom DeLonge Fender Stratocaster guitars, a lower margin product.

Operating Expenses

Operating expenses overall for Interim 2024 declined 23% to $357,396 from $466,933 for Interim 2023 due to the following factors:

●	a $79,630 (or 29%) decrease in sales and marketing expenses to $198,318 for Interim 2024, from $277,948 for Interim 2023, primarily due to a decrease in wages.

●	a $24,250 (or 66%) decrease in stock-based compensation expense to $12,257 for Interim 2024 from $36,507 for Interim 2023 as the amortization periods for several optionee’s ended in 2023.

●	A $7,580 (or 66%) decrease in depreciation and amortization due to older assets becoming fully depreciated and amortized.

In addition, during this period, general and administrative expense reflected modest spending increases and grew by $1,923 (or 1%).

Other Expenses

For Interim 2024, other expenses included interest expense of $19,392 predominantly from the convertible notes and $2,849 interest income. This amount was an increase from Interim 2023, where other expenses were $15,494. The 7% increase was primarily attributable to interest related to the convertible notes.

Net Loss

Accordingly, our net loss for Interim 2024 was reduced to $127,543 compared with a net loss of $232,387 for Interim 2023.

LIQUIDITY AND CAPITAL RESOURCES

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. We have an accumulated deficit at June 30, 2024 of $58,120,142. We expect to incur substantial expenses and generate continued operating losses until we generate revenues sufficient to meet our ongoing costs. Thus, until we can generate sufficient cash flows to fund operations, we are dependent on raising additional capital through debt and/or equity transactions.

At June 30, 2024, the Company had total current assets of $231,117. Current assets consisted primarily of $89,044 in cash, $58,030 in accounts receivable, $39,264 in inventory, $14,352 in prepaid author royalties, and $30,427 in other current assets. The Company’s current assets decreased by $532,690 from December 31, 2023 due to payment for the delivery of previously pre-ordered guitars which had a corresponding change in current liabilities, that decreased by $435,790 from December 31, 2023 to $373,213 as at June 30, 2024.

5

At June 30, 2024, we had a working capital deficit of $142,096 compared with a deficit of $45,196 at December 31, 2023.

Working Capital	Six Months Ended June 30, 2024	Year Ended December 31, 2023
Cash	$89,044	$593,310
Current assets	$231,117	$763,807
Current liabilities	$373,213	$809,003
Working capital (deficit)	$(142,096)	$(45,196)

Indebtedness

Convertible Note

The Company’s CEO Mr. DeLonge has made capital contributions in the form of a convertible note. The total principal amount of the note at December 31, 2023 and June 30, 2024 was $554,581 and interest expense accrued was $32,831 at December 31, 2023 and $50,454 at June 30, 2024.

The note automatically converts into Class A common stock upon the next equity financing made through a transaction in reliance on Regulation D or Section 4(a)(2) of the Securities Act where the gross proceeds are $5 million or more at a 20% discount to the offering price. The note is contingently convertible into common stock upon the occurrence of certain liquidating or financing events. If the note converts pursuant to a change of control or the sale of substantially all of the Company’s assets, licenses or intellectual property, the conversion price will be $1.20 per share or 504,196 shares of Class A common stock. At any time on or after the December 31, 2024 (the “Maturity Date”), at the election of the Holder, this Note will convert into that number of shares of common stock equal to the quotient (rounded down to the nearest whole share) obtained by dividing the outstanding principal balance and unpaid accrued interest of this Note on the date of such conversion by the conversion price of $1.20. At issuance and at June 30, 2024, the convertible note cannot be converted by terms of the agreement.

The Note is attached to this report as Exhibit 6.12, and the Amended Note is Exhibit 6.14.

Short-term Loans and Advances

The Company’s majority shareholder, Thomas DeLonge has committed to provide additional capital if needed to the Company for a period of at least 12 months from the issuance date of the June 30, 2024 financial statements.

Currently, the Company does not have any commitments or assurances for additional capital, other than disclosed above, nor can the Company provide assurance that such sources of funds will be available to it on favorable terms, or at all. If, after utilizing the existing sources of capital available to the Company, further capital needs are identified and the Company is not successful in obtaining the financing, it could potentially be forced to curtail its existing or planned future operations.

Future Financings

Since inception, we have financed our cash flow requirements through issuance of common stock and loans by affiliates and third parties. As we expand our activities, we may, and most likely will, continue to experience net negative cash flows from operations, pending receipt of revenues. Additionally, we anticipate obtaining additional financing to fund operations through equity offerings, to the extent available, or to obtain additional financing to the extent necessary to augment our working capital. In addition, the Company is currently evaluating different funding mechanisms, including additional corporate structuring, to accelerate its progress, scale and expand, including institutional monies, foundations, private equity and angel investment. In the future, we will need to generate sufficient revenues from sales in order to eliminate or reduce the need to sell additional stock or obtain additional loans. There can be no assurance we will be successful in raising the necessary funds to execute our business plan.

Cash Flow

The following table summarizes, for the periods indicated, selected items in our condensed Statements of Cash Flows:

	Six Months Ended
	June 30,
	2024	2023
Net cash (used in) provided by:
Operating activities	$(491,207)	$(72,680)
Investing activities	13,059	-
Financing activities	-	90,015
Net (decrease) increase in cash during period	$(504,266)	$17,335

6

Operating Activities

Cash used in operating activities was $491,207 for Interim 2024, compared to cash used in operating activities of $72,680 for Interim 2023. The increase in cash used in operating activities was primarily due to the realization of deferred revenue in the first half of 2024 from proceeds of pre-ordered guitars that were delivered in June 2024.

Investing Activities

Cash provided by investing activities was $13,059 for Interim 2024 as compared to $0 for Interim 2023 due to purchases of media assets and investments in joint ventures.

Financing Activities

Cash provided by financing activities was $0 for Interim 2024, compared to $90,015 for Interim 2023. The decrease in cash provided by financing activities was primarily due to less required need for advances from related parties.

Trend Information

TTSM has benefitted during 2023 and 2024 by the attention and publicity garnered by the international tour of the CEO’s band, Blink-182. We have seen an uptick in interest in the Company and its products as a result of our CEO’s activities, and anticipate such interest will continue until the tour has completed in the fall of 2024. Once the tour ends, the Company cannot be certain whether the heightened interest in our products and activities will continue. Management anticipates the need for more intentional efforts at marketing and keeping TTSM and its products visible to the public and generating interest. As a result, the Company may need to direct more of its resources toward marketing and publicity, which may have an impact the resources available for product development. If we are unable to fund these efforts, whether through loans, capital raising or other types of financing, the Company may need to make choices about how best to deploy its capital, including possibly adjusting our goals.

Management Update

During the Interim 2024:

●	The Company continues to make significant advancements in its entertainment initiatives with Cartel Pictures leading the way in many different projects at various stages of active development across TV and film. This includes finding the right writers, producers, studios and financiers for the specific needs of each project.

●	Legendary continues to develop the Sekret Machines franchise into a series for TV.

●	In June, we released Trinity, a science fiction novel by Tom DeLonge and AJ Hartley, the creators of Sekret Machines. The story centers around a purported UFO event near a nuclear testing site and is based in 1960s Nevada.

●	TTSM announced Sekret Machines Volume 3: WAR, the third and final book in the non-fiction Gods, Man & War series. The book became a #1 new release before the information was officially made public.

●	Our publishing department continues to work on new content. A new novel about time synchronicity is in development and expected to be released sometime in 2025.

●	The Company’s podcast TTS* Talks released three new episodes including a two part conversion between co-founders Tom DeLonge and Jim Semivan about “The Phenomenon and the Interplay Between Science, Religion and Consciousness.”

●	Released the new YETI guitar

●	Tom DeLonge continued to be the Company’s biggest influencer, creating awareness for branded products by wearing them onstage in large music venues that were cross-promoted on social media.

●	In June we released our very first hot sauce collaboration. Freshly made in San Diego, California, the Red Hot Sauce* and Green Hot Sauce* Duo are a tribute to our favorite border town condiments that provide the ultimate flavor boost. The first production run sold out in 24 hours and we have been approached for various opportunities to expand on the sauce we are exploring. TTSM also collaborated with the popular grilling brand Big Green Egg and one of their taste ambassadors to create food content that goes well with the sauces.

We may need to seek additional funds to complete these projects within the next six to 12 months.

The Company is currently evaluating different funding mechanisms, including additional corporate structuring, to accelerate its progress, scale and expand, including institutional monies, foundations, private equity and angel investment.

Item 2. Other Information

None.

Item 3. Financial Statements

7

TO THE STARS INC.

CONSOLIDATED FINANCIAL STATEMENTS

As of

June 30, 2024 and 2023

To The Stars Inc.

8

TO THE STARS INC.

CONSOLIDATED BALANCE SHEETS

(UNAUDITED)

	June 30, 2024	December 31, 2023
Assets
Current assets
Cash	$89,044	$593,310
Accounts receivable, net	58,030	26,107
Inventory	39,264	95,014
Prepaid author royalties	14,352	13,293
Other current assets	30,427	36,083
Total current assets	231,117	763,807

Prepaid author royalties, net of current portion	78,283	88,283
Property and equipment, net	-	1,447
Media assets, net	17,575	13,093
Investments in joint ventures	125,002	118,800
Other assets	36,000	36,000
Total assets	$488,977	$1,021,430

Liabilities and Stockholders’ Deficit
Current liabilities
Accounts payable	$129,849	$146,058
Deferred revenue	-	452,628
Accrued liabilities	243,364	210,317
Total current liabilities	373,213	809,003
Long-term liabilities
Related party convertible notes and accrued interest	605,035	587,412
Total long-term liabilities	605,035	587,412
Total liabilities	$978,248	$1,396,415

Commitments and contingencies (Note 5)

Stockholders’ Deficit:
Preferred stock, $0.0001 par value; 91,000 shares authorized; no shares issued and outstanding as of June 30, 2024 and December 31, 2023	-	-
Class A common stock, par value $0.0001; 100,000,000 shares authorized; 13,911,164 shares issued and outstanding as of June 30, 2024 and December 31, 2023	1,391	1,391
Additional paid-in capital	57,628,480	57,616,223
Accumulated deficit	(58,120,142)	(57,992,599)
Total Stockholders’ Deficit	(490,271)	(374,985)
Total Liabilities & Stockholders’ Deficit	$487,977	$1,021,430

The accompanying notes are an integral part of these consolidated financial statements.

F-1

TO THE STARS INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(UNAUDITED)

	Six Months Ended
	June 30,
	2024	2023
Revenues	$910,602	$563,407

Cost of revenues	662,606	313,367

Gross profit	247,996	250,040

Operating expenses:
General and administrative	142,999	141,076
Sales and marketing	198,318	277,948
Stock-based compensation	12,257	36,507
Depreciation and amortization	3,822	11,402
Total operating expenses	357,396	466,933

Operating loss	(109,400)	(216,893)

Interest expense	19,392	15,994
Other (income) expense, net	(2,849)	(500)
Total other expenses	16,543	15,494

Loss before provision for income taxes	(125,943)	(232,387)

Provision for income taxes	1,600	-
Net loss	$(127,543)	$(232,387)

Net loss per share: basic and diluted	$(0.01)	$(0.02)
Weighted average number of shares outstanding: basic and diluted	13,911,164	13,909,664

In the opinion of management all adjustments necessary in order to make the interim financial statements not misleading have been included.

The accompanying notes are an integral part of these consolidated financial statements.

F-2

TO THE STARS INC.

CONSOLIDATED STATEMENT OF STOCKHOLDERS’ DEFICIT

(UNAUDITED)

	Class A		Additional		Total
	Common Stock		Paid-in	Accumulated	Stockholder’s
	Shares	Amount	Capital	Deficit	Equity (Deficit)
Balance at December 31, 2022	13,909,664	$1,391	$57,548,092	$(57,849,212)	$(299,729)
Net costs from Regulation A offering	-	-	(4,888)	-	(4,888)
Stock-based compensation	-	-	36,507	-	36,507
Net loss	-	-	-	(232,387)	(232,387)
Balance at June 30, 2023	13,909,664	$1,391	$57,579,711	$(58,081,599)	$(500,497)

Balance at December 31, 2023	13,911,164	$1,391	$57,616,223	$(57,992,599)	$(374,985)
Stock-based compensation	-	-	12,257	-	12,257
Net loss	-	-	-	(127,543)	(127,543)
Balance at June 30, 2024	13,911,164	$1,391	$57,628,480	$(58,120,142)	$(490,271)

The accompanying notes are an integral part of these consolidated financial statements.

F-3

TO THE STARS INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)

	Six Months Ended
	June 30,
	2024	2023
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(127,543)	$(232,387)
Adjustments to reconcile net loss to cash flows used in operating activities:
Depreciation	1,447	2,094
Amortization	2,375	9,308
Stock-based compensation	12,257	36,507
Changes in operating assets and liabilities:
Accounts receivable, net	(31,923)	(11,488)
Inventory	55,750	11,766
Other current assets	14,597	23,062
Accounts payable	(16,209)	78,676
Deferred revenue	(452,628)	-
Accrued liabilities	50,670	9,782
Net cash used in operating activities	(491,207)	(72,680)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of media assets	(6,857)	-
Investments in joint ventures	(6,202)	-
Net cash used in investing activities	(13,059)	--

CASH FLOWS FROM FINANCING ACTIVITIES:

Advances from related party	-	94,903
Reg A Capital Raise - deferred offering costs	-	(4,888)
Net cash provided by financing activities	-	90,015

Increase (decrease) in cash and cash equivalents	(504,266)	17,335
Cash and cash equivalents, beginning of year	593,310	64,904
Cash and cash equivalents, as of June 30	$89,044	$82,239

Supplemental disclosures of cash flow information:
Cash paid for interest	$2,849	$2,204
Cash paid for income taxes	$1,600	$-

Noncash investing and financing activities:
Accrued interest added to convertible note	$-	$13,790

The accompanying notes are an integral part of these consolidated financial statements.

F-4

TO THE STARS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2024 AND 2023

(UNAUDITED)

NOTE 1 – BASIS OF PRESENTATION

To The Stars Inc. (which may be referred to as “TTS”, the “Company”, “we”, “us”, or “our”) was incorporated on February 13, 2017 as “To The Stars Academy Of Arts and Science Inc.” as a Delaware public benefit corporation. The Company changed its name to “To The Stars Inc.” on November 30, 2021. TTS created a revolutionary collaboration between academia, industry and pop culture to advance society’s imagination, curiosity and understanding of scientific phenomena and other mysteries of the universe. The Company’s headquarters are located in Encinitas, California.

To The Stars Inc. is the parent company of To The Stars Media, a vertically integrated entertainment company that creates, produces and distributes original and licensed multi-media content, including music, books and film. To the Stars Media has developed several branded media properties, which are included within the consolidated financial statements of the Company.

The Company prepares its financial statements in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The accompanying interim unaudited financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information in accordance with the instructions to Form 1-SA. In our opinion, all adjustments (consisting of normal recurring adjustments) considered necessary for a fair presentation have been included.

Operating results for the six months ended June 30, 2024 are not necessarily indicative of the results that may be expected for the year ending December 31, 2024. Notes to the unaudited interim financial statements that would substantially duplicate the disclosures contained in the audited financial statements for the year ended December 31, 2023 have been omitted. This report should be read in conjunction with the audited financial statements and the footnotes thereto for the fiscal year ended December 31, 2023 included within the Company’s Form 1-K as filed with the Securities and Exchange Commission.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Management’s Plans

The Company is still in the development stage and operates at a loss. To date revenues generated from operations have not been sufficient to fund operations. Thus, until the Company can generate sufficient cash flows to fund operations, the Company remains dependent on raising additional capital through debt and/or equity transactions.

The Company has incurred losses from operations and has an accumulated deficit at June 30, 2024 of $58,120,142.

The Company’s majority shareholder has committed to provide additional capital if needed to the Company for a period of at least 12 months as of June 30, 2024.

Currently, the Company does not have any commitments or assurances for additional capital, nor can the Company provide assurance that such sources of funds will be available to it on favorable terms, or at all. If, after utilizing the existing sources of capital available to the Company, further capital needs are identified and the Company is not successful in obtaining the financing, it could potentially be forced to curtail its existing or planned future operations.

F-5

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of To The Stars Inc. and its subsidiary To The Stars Media Inc. for all periods presented. Intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of revenues and expenses during the reporting period. Actual results could materially differ from these estimates. Significant estimates include, but are not limited to, sales return allowance, amortization periods of media assets, and recoverability of long-lived assets. It is reasonably possible that changes in estimates will occur in the near term.

Cash and Cash Equivalents

For purposes of the consolidated statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at the invoiced amount and are non-interest-bearing. Accounts receivable primarily consists of trade receivables. The Company maintains an allowance for doubtful accounts to reserve for potential uncollectible receivables. The Company makes judgments as to its ability to collect outstanding receivables and records allowances against receivables if collection becomes doubtful. Provisions are made based upon a specific review of all significant outstanding receivable balances. The Company’s estimates of these allowances ultimately may not be reflective of actual collection results. At June 30, 2024 and December 31, 2023, the reserve was insignificant to the consolidated financial statements.

Inventory

Inventories, which consist primarily of merchandise, are stated at the lower of cost or market. Cost is determined using the first-in, first-out method.

Property and Equipment

Property and equipment are stated at cost. The Company’s fixed assets are depreciated using the straight-line method over the estimated useful life of five (5) to seven (7) years. Leasehold improvements are depreciated over the shorter of the useful life or term of the lease. Maintenance and repairs are charged to operations as incurred. Significant renewals and betterments are capitalized. At the time of retirement or other disposition of property and equipment, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in operations.

Investments in Joint Ventures

On March 24, 2021, the Company officially signed a co-production agreement with Cartel Pictures to bring together the Company’s brand recognition, entertainment contacts and sources of original intellectual property with Cartel’s extensive degree of expertise in the area of film and series production, including contacts and resources for the creation and exploitation of audiovisual products. As part of the deal, the parties will work together to develop, produce and explore productions across all media formats and territories. There are currently approximately 19 projects at various stages of development including feature films and episodic TV series.

Per the co-production agreement, the parties will mutually approve all agreements for the distribution, exhibition or other exploitation of productions, as well as the identity of the licensee/network/studio/distributor. All proceeds from the distribution of productions will be split equally between TTS and Cartel, after recoupment of production costs (and any other costs incurred by either or both parties in connection with the development, production or marketing of any production).

The Company accounts for these investments using the equity method whereby the initial investment is recorded at cost and subsequently adjusted by the Company’s share of income or loss from the joint venture(s). Investments in these joint ventures for the period ended June 30, 2024 and December 31, 2023 were $125,002 and $118,800, respectively.

In 2023 and 2024, the Company made no significant investments as most projects are in the scriptwriting and idea-creation phase. As a result, there is currently no financial activity to report for these Joint Ventures beyond the initial investments listed in the 2023 financial statements. As of December 31, 2023, material assets of the Joint Ventures included approximately $199,100 in capitalized development costs.

Pre-publication Costs (Media Assets)

The Company capitalizes the art, prepress, manuscript, studio time, engineering, production and other costs incurred in the creation of the master copy or final product of a book, music or other media (the “pre-publication costs”). Pre-publication costs related to books and other media are primarily amortized from the date of issuance over a period of five years using the straight-line method as most of these pre-publication costs are spread over multiple products issued within that time frame. For music related cost, the Company uses the sum-of-the-years-digits method, which is an accelerated method for calculating an asset’s amortization. Under this method, the amortization expense recorded for a pre-publication cost asset is approximately 47% (year 1), 25% (year 2), 14% (year 3), 8% (year 4) and 5% (year 5). The amortization methods and periods chosen best reflect the pattern of expected sales generated from individual titles, music and/or programs. The Company periodically evaluates the remaining lives and recoverability of capitalized pre-publication costs, which are often dependent upon program acceptance by state adoption authorities. For the six months ended June 30, 2024 and 2023, there was no impairment of prepublication costs.

F-6

Royalty Advances

Royalty advances to authors are capitalized and represent amounts paid in advance of the sale of an author’s product and are recovered as earned. As advances are recorded, a partial reserve may be recorded immediately based primarily upon historical sales experience. Advances are evaluated periodically to determine if they are expected to be recovered. Any portion of a royalty advance that is not expected to be recovered is fully reserved. At June 30, 2024 and December 31, 2023, royalty advances recorded in the accompanying consolidated balance sheets were $92,635 and $101,576, respectively. During the six months ended June 30, 2024 and 2023, there were no reserves recorded against royalty advances.

Impairment of Long-Lived Assets

The long-lived assets held and used by the Company are reviewed for impairment no less frequently than annually or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In the event that facts and circumstances indicate that the cost of any long-lived assets may be impaired, an evaluation of recoverability is performed. There can be no assurance, however, that market conditions will not change or demand for the Company’s products and services will continue, which could result in impairment of long-lived assets in the future.

Revenue Recognition

The Company recognizes revenue pursuant to Accounting Standards Codification 606, which requires revenue to be recognized at an amount that reflects the consideration expected to be received in exchange for transferring goods or services to customers. Revenue is recognized when performance obligations are satisfied through the transfer of control of promised goods to the Company’s customers. Control transfers once a customer has the ability to direct the use of, and obtain substantially all of the benefits from, the product. This includes the transfer of title, physical possession, the risks and rewards of ownership and customer acceptance.

Revenue is recognized from the Company’s in-store sales when the customer receives and pays for the merchandise at the register. For e-commerce sales, the Company recognizes revenue at the time the merchandise is shipped from our facility. Customers typically receive goods within four days of shipment. Amounts related to shipping and handling that are billed to customers are reflected in revenues, and the related costs are reflected in cost of revenues. Revenues from the sale of electronic formats of music, books and other media related items are recognized when the consumer receives the product. Taxes collected from customers and remitted to governmental authorities are presented in the consolidated statements of operations on a net basis. The nature of the Company’s business allows for customers to return previously purchased goods for a return or exchange which may result in a reduction of the Company’s revenues. These sales returns have not been significant to the Company’s revenues in the accompanying financial statements.

Cost of Revenues

Cost of revenues consists of merchandise costs, shipping costs, consulting and content costs which do not meet the capitalization criteria, royalties, etc.

General and Administration

General and administrative expenses include general corporate expenditures consisting of rent and facility costs, accounting, and legal fees, insurance expenses, etc.

Advertising

The Company expenses advertising costs as incurred. Advertising expenses were $31,194 and $37,385 for the six months ended June 30, 2024 and June 30, 2023, respectively.

Stock-Based Compensation

The Company uses ASC 718 for stock-based compensation. Compensation for all stock-based awards, including stock options and restricted stock, is measured at fair value on the date of grant and recognized over the associated vesting periods. The fair value of stock options is estimated on the date of grant using a Black-Scholes model. The fair value of restricted stock awards is estimated on the date of the grant based on the fair value of the Company’s underlying common stock. The Company recognizes compensation expense for stock options and restricted stock awards on a straight-line basis over the associated service or vesting periods.

Determining the grant date fair value of options using the Black-Scholes option-pricing model requires management to make assumptions and judgments. These estimates involve inherent uncertainties and, if different assumptions had been used, stock-based compensation expense could have been materially different from the amounts recorded.

F-7

Income Taxes

The Company applies ASC 740 Income Taxes. Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their consolidated financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any, and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is “more likely than not” that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

Concentration of Credit Risk

Cash

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be credit worthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits. To date there have been no losses.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1	- Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2	- Include other inputs that are directly or indirectly observable in the marketplace.

Level 3	- Unobservable inputs which are supported by little or no market activity.

F-8

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of June 30, 2024 and December 31, 2023. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values. These financial instruments include cash, accounts receivable, other current assets, accounts payable, accrued liabilities, related party notes payable, etc. Fair values for these items were assumed to approximate carrying values because of their short-term nature or they are payable on demand.

Basic Loss per Common Share

Basic loss per share is calculated by dividing the Company’s net loss applicable to common shareholders by the weighted average number of common shares during the period. Diluted earnings per share is calculated by dividing the Company’s net loss available to common shareholders by the diluted weighted average number of shares outstanding during the year. The diluted weighted average number of shares outstanding is the basic weighted number of shares adjusted for any potentially dilutive debt or equity. The Company’s common stock equivalents consist of common stock issuable upon the exercise of options. At June 30, 2024 and 2023, the effect of dilutive securities were anti-dilutive and thus is not included.

Recent Accounting Standards

Changes to accounting principles are established by the FASB in the form of ASU’s to the FASB’s Codification. We consider the applicability and impact of all ASU’s on our financial position, results of operations, stockholders’ equity, cash flows, or presentation thereof. At June 30, 2024, there were no pronouncements that had an effect on the Company’s financial statements.

NOTE 3 – DETAIL OF CERTAIN BALANCE SHEET ACCOUNTS

Property and equipment consisted of the following at June 30, 2024 and December 31, 2023:

	June 30, 2024	December 31, 2023
Furniture & fixtures	$25,274	$25,274
Machinery & equipment	159,489	159,489
Total fixed assets	184,763	184,763
Less accumulated depreciation	(184,763)	(183,316)
Property and equipment, net	$-	$1,447

Depreciation expense was $1,447 and $2,094 for the six months ended June 30, 2024 and 2023, respectively.

Media assets consisted of the following at June 30, 2024 and December 31, 2023:

	June 30, 2024	December 31, 2023
Media assets - music	$322,576	$322,576
Media assets - books & other	405,023	398,166
Media assets - web	188,882	188,882
Total media assets	916,481	909,624
Accumulated amortization	(898,906)	(896,531)
Media assets, net	$17,575	$13,093

Amortization expense was $2,375 and $9,308 for the six months ended June 30, 2024 and 2023, respectively.

NOTE 4 – BORROWINGS

Short-term Loans and Advances

The Company’s President, Thomas DeLonge provided $0 and $95,000 in cash advances to fund operations during the six months ended June 30, 2024 and June 30, 2023, respectively.

F-9

NOTE 5 – COMMITMENTS AND CONTINGENCIES

Litigation

We may from time to time be involved in various claims and legal proceedings of a nature we believe are normal and incidental to our business. These matters may include product liability, intellectual property, employment, personal injury cause by our employees, and other general claims. We are not presently a party to any legal proceedings that, in the opinion of our management, are likely to have a material adverse effect on our business. Regardless of outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors. As of June 30, 2024 and December 31, 2023, except as previously disclosed, there was no pending or threatened litigation.

Contracts

The Company routinely enters into long-term commitments with writers for the future delivery of book and screenplay related product. Such commitments generally become due only upon delivery and Company acceptance of the product. Additionally, such commitments are typically cancelable at the Company’s discretion, generally without penalty.

NOTE 6 – STOCKHOLDERS’ EQUITY (DEFICIT)

Common Stock

The Company is authorized to issue 100,000,000 shares of Class A common stock. As of June 30, 2024 and December 31, 2023, there were 13,911,164 shares of Class A common stock outstanding.

Preferred Stock

The Company is authorized to issue 91,000 shares of preferred stock. No shares of preferred stock were outstanding as of June 30, 2024 and December 31, 2023.

Stock Incentive Plan

In May 2017, the Company established the 2017 Stock Incentive Plan (the “Original Plan”). Under the terms of the Original Plan, the Company was authorized to issue 17,500,000 shares of Class A common stock. On April 23, 2019, the Board approved the Amended and Restated 2017 Stock Incentive Plan (“ANR Plan”) to reduce the maximum number of shares of common stock reserved for issuance under the Original Plan to 2,518,514 shares. This was again amended twice during the year ended December 31, 2021 to increase the number of shares of common stock reserved for issuance under the plan to 3,043,556 and then to 3,791,336 through the Second Amended and Restated Equity Incentive Plan (the “Equity Incentive Plan”). As of June 30, 2024 and December 31, 2023, there were 531,730 shares available for issuance under the Equity Incentive Plan.

The Company measures employee stock-based awards at grant-date fair value and recognizes employee compensation expense on a straight-line basis over the vesting period of the award. Grants to non-employees are expensed at the earlier of (i) the date at which a commitment for performance by the counterparty to earn the equity instrument is reached and (ii) the date at which the counterparty’s performance is complete.

Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions, including the fair value of the Company’s common stock, and for stock options, the expected life of the option, and expected stock price volatility. The Company uses the Black-Scholes option pricing model to value its stock option awards. The assumptions used in calculating the fair value of stock-based awards represent management’s best estimates and involve inherent uncertainties and the application of management’s judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

F-10

The Company uses the following inputs when valuating stock-based awards. The expected life of employee stock options was estimated using the “simplified method,” as the Company has no historical information to develop reasonable expectations about future exercise patterns and employment duration for its stock option grants. The simplified method is based on the average of the vesting tranches and the contractual life of each grant. The expected life of awards that vest immediately use the contractual maturity since they are vested when issued. For stock price volatility, the Company uses public company compatibles and historical private placement data as a basis for its expected volatility to calculate the fair value of option grants. The risk-free interest rate is based on U.S. Treasury notes with a term approximating the expected life of the option at the grant-date.

The Company recognizes stock option forfeitures as they occur as there is insufficient historical data to accurately determine future forfeiture rates.

As of June 30, 2024, 2,178,434 stock options were exercisable under the Plan with a remaining weighted average life of 4.3 years.

The Company recognized stock compensation expense of $12,257 and $36,507 during the six months ended June 30, 2024 and 2023, respectively. As of June 30, 2024, total unrecognized stock compensation expense related to unvested stock units was approximately $66 which will be recognized as stock compensation expense over the remaining vesting term. The amount of future stock-based compensation expense could be affected by any future option grants or by any forfeitures.

NOTE 7 – RELATED PARTY TRANSACTIONS

Convertible Note

The Company’s CEO Mr. DeLonge has made capital contributions in the form of a convertible note. The total principal amount of the note at December 31, 2023 and June 30, 2024 was $554,581 and interest expense accrued was $32,831 at December 31, 2023 and $50,454 at June 30, 2024.

The note automatically converts into Class A common stock upon the next equity financing made through a transaction in reliance on Regulation D or Section 4(a)(2) of the Securities Act where the gross proceeds are $5 million or more at a 20% discount to the offering price. The note is contingently convertible into common stock upon the occurrence of certain liquidating or financing events. If the note converts pursuant to a change or control or the sale of substantially all of the Company’s assets, licenses or intellectual property, the conversion price will be $1.20 per share or 504,196 shares of Class A common stock. At any time on or after the Maturity Date, at the election of the Holder, this Note will convert into that number of shares of common stock equal to the quotient (rounded down to the nearest whole share) obtained by dividing the outstanding principal balance and unpaid accrued interest of this Note on the date of such conversion by the conversion price of $1.20. At issuance and at June 30, 2024, the convertible note cannot be converted by terms of the agreement.

My Products, LLC – Merchandising and Licensing Agreement with Related Party

The Company entered into a Merchandising Agreement with My Products, LLC (“My Products”) (f/s/o Tom DeLonge p/k/a Angels & Airwaves) (the “Merchandise Agreement”) on June 1, 2021. Under the Merchandise Agreement, the Company acquired the exclusive worldwide e-commerce merchandise rights and non-exclusive worldwide retail rights to sell My Products merchandise. This licensing agreement covers only Angels & Airwaves merchandise and does not include a license to Angels & Airwaves’ music. The Company has a relationship with record labels to purchase music media, like vinyl records, at wholesale. The term of the Merchandise Agreement is one (1) year and shall automatically extend until such time as either party provides thirty (30) day written notice of termination. The Company agrees to pay My Products royalties as laid out in the Merchandise Agreement. The Merchandise Agreement was amended December 1, 2021, to clarify certain terms, including one that increased the royalty rates paid on the sale of merchandise by the Company. Merchandising Agreement expensed under this agreement were $4,964 and $7,368 in Interim 2024 and Interim 2023, respectively.

Accounts Payable

As of June 30, 2024, there is a balance due to My Products LLC recorded in the company’s accounts payable in the amount of $7,064 for royalties.

NOTE 8 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after June 30, 2024 through September 26, 2024, the issuance date of these consolidated financial statements.

F-11

Item 4. Exhibits

The documents listed in the Exhibit Index of this report are incorporated by reference or are filed with this report, in each case as indicated below.

2.1	Amended and Restated Certificate of Incorporation (1)
2.3	Certificate of Amendment of Amended and Restated Certificate of Incorporation (2)
2.4	Amended and Restated Bylaws (2)
2.5	Certificate of Amendment of Amended and Restated Certificate of Incorporation dated July 1, 2020 (3)
2.6	Certificate of Amendment of Amended and Restated Certificate of Incorporation dated April 9, 2021 (4)
2.7	Amendment to Bylaws (5)
2.8	Amendment to Amended and Restated Certificate of Incorporation dated December 7, 2021 (6)
3.1	Stockholders Agreement (1)
6.1	Notice of Grant of Stock Option (1)
6.2	Lock-Up Agreement (1)
6.3	Rescission and Relinquishment Agreement (Options) dated April 18, 2019 (7)
6.4	Cooperative Marketing Agreement dated July 11, 2019 (8)
6.5	Addendum to Cooperative Marketing Agreement dated April 15, 2020 (8)
6.6	Cooperative Research and Development Agreement dated October 10, 2019 (8)
6.7	Cartel Co-Production Agreement dated March 29, 2021 (6)*
6.8	Merchandise Agreement dated June 1, 2021 (6)
6.9	Independent Director Agreement Amended and Restated dated January 1, 2021 (6)*
6.10	Second Amended and Restated 2017 Equity Incentive Plan (6)
6.11	Independent Director Agreement (June 14, 2021) (6)
6.12	Convertible Note (6)
6.13	Amendment to Merchandise Agreement dated December 21, 2021 (6)
6.14	Amendment to Convertible Note (9)

(1)	Incorporated by reference from the Company’s Form 1-A filed with the SEC July 10, 2017.
(2)	Incorporated by reference from the Company’s Form 1-A on June 3, 2019.
(3)	Incorporated by reference from the Company’s Form 1-U filed July 14, 2020.
(4)	Incorporated by reference from the Company’s Form 1-K filed April 30, 2021.
(5)	Incorporated by reference from the Company’s Form 1-U filed October 15, 2020.
(6)	Incorporated by reference from the Company’s Form 1-A filed March 16, 2022.
(7)	Incorporated by reference from the Company’s Form 1-K filed April 30, 2019.
(8)	Incorporated by reference from the Company’s Form 1-A filed August 3, 2020.
(9)	Incorporated by reference from the Company’s Form 1-K filed April 28, 2023.

* Portions of the exhibit have been omitted.

9

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Encinitas, State of California, on September 26, 2024.

TO THE STARS INC.

/s/ Thomas M. DeLonge
By	Thomas M. DeLonge, Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following person on behalf of the issuer and in the capacities and on the date indicated.

/s/ Thomas M. DeLonge
Thomas M. DeLonge,
Director, Chief Executive Officer, and President
Date: September 26, 2024

/s/ Louis Tommasino
Louis Tommasino,
Chief Financial Officer and Principal Accounting Officer
Date: September 26, 2024

10